Exhibit 2


                                     [LOGO]
                                SECURITY CAPITAL

NEWS RELEASE                                  Contact: William R. (Todd) Fowler
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                                                                 (800) 988-4304

              SECURITY CAPITAL GROUP PROPOSES TO ACQUIRE REMAINING
                   HOMESTEAD VILLAGE SHARES NOT ALREADY OWNED

         CHICAGO (March 23, 2000) - Security Capital Group Incorporated (NYSE:SCZ) today announced that Security Capital has proposed to acquire all of the outstanding shares of Homestead Village Incorporated (NYSE:HSD) common stock not already owned by Security Capital for $3.40 cash per common share of Homestead. Homestead, based in Atlanta, Georgia, is an owner and operator of 136 extended-stay-lodging facilities in 28 states.

         Security Capital currently owns 87% of the Homestead common shares. At a price per share of $3.40, the aggregate value of the transaction would be approximately $52.99 million to acquire the 15,584,803 Homestead shares not already owned by Security Capital.

         Security Capital's proposal is subject to the approval of the Board of Directors of Homestead, including the approval of a majority of the independent directors of the Homestead Board, who are expected to serve as members of a special committee, and to other customary terms and conditions for a transaction of this type. The proposal is not conditioned on financing.

         Security Capital also stated that it reserves the right to amend or withdraw the proposal at any time in its sole discretion.

         Security Capital Group Incorporated is an international real estate research, investment and operating management company. Security Capital operates its business through two divisions. The Capital Division provides operational and capital deployment oversight to direct and indirect investments in real estate operating companies, generating earnings principally from its ownership of these affiliates. Currently, the Capital Division has investments in 16 real estate operating companies. The Financial Services Division generates fees principally from capital management and capital markets activities. The principal offices of Security Capital and its directly owned affiliates are in Amsterdam, Atlanta, Chicago, Denver, El Paso, Houston, London, New York and Santa Fe.

                                   # # #

         FOR MORE INFORMATION ABOUT SECURITY CAPITAL, SEE THE COMPANY'S WEB SITE AT www.securitycapital.com.

This news release is not an offer or the solicitation of an offer to buy any securities of Homestead, and no such offer or solicitation will be made except in compliance with applicable securities laws.

In addition to historical information, this news release contains forward-looking statements under the federal securities law. These statements are based on current expectations, estimates and projections about the industry and markets in which Security Capital and Homestead operate, management's beliefs and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Actual operating results may differ materially from what is expressed or forecasted in this news release. See "Risk Factors" in Security Capital's and Homestead's Annual Reports on Form 10-K for factors that could affect Security Capital's and Homestead's future financial performance.